Mail Stop 4561

July 23, 2009

Nelson F. Greene
Vice-President, Interim General Counsel and
Board Secretary
NCR Corporation
1700 South Patterson Blvd.
Dayton, Ohio 45479

> **Re:** **NCR Corporation**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 001-00395**

Dear Mr. Greene:

We have reviewed your response letter dated July 15, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 30, 2009.

General

1. We note your response to our letter dated June 30, 2009. You state that your non-U.S. subsidiaries have sold products through unaffiliated non-U.S. distributors into Iran, Sudan, and Syria. Please identify for us any of your unaffiliated non-U.S. distributors to, and your customers in, Iran, Sudan, and Syria who appear on the Treasury Department's SDN List or otherwise are specifically sanctioned by the U.S. government.

2. We note your representation that, to the best of your knowledge, Ahli United does not employ your products, equipment, components, technology, software or services in activities in Iran or any other embargoed country. Please tell us the basis for the representation.

3.   Please describe to us the nature of the non-U.S. origin goods that the Syrian branch of NCR (North Africa) Ltd., your subsidiary registered in Cyprus, resells to customers in Syria.

4.   Please describe to us any agreements, commercial arrangements, or other contacts you or your subsidiaries have had, directly or indirectly, with the governments of Iran, Sudan, and Syria, or entities controlled by those governments.

5.   Please discuss the materiality of any direct or indirect contacts with Iran, Sudan, and Syria described in response to our comment in our letter dated June 20, 2009 and the two foregoing comments in this letter, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts associated with Iran, Sudan, and Syria.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3406 if you have any questions regarding the above comments.

                                                Sincerely,

                                                Patrick Gilmore
                                                Accounting Branch Chief